UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Name of Subject Company)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.001 PER SHARE
(Title of Class of Securities)

M14925107
(CUSIP Number of Class of Securities)

DANNY YELIN
CHIEF FINANCIAL OFFICER
AREL COMMUNICATIONS AND SOFTWARE LTD.
22 EINSTEIN ST., SCIENCE PARK, BUILDING #22
P.O. BOX 4042 KIRYAT WEIZMAN NES ZIONA 74140 ISRAEL
972-8-940-7711
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Arel Communications and Software Ltd. on May 24, 2004.

Contacts:
Media Relations:	Investor Relations:
Courtney Chauvin/Sandra Fathi	Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.	Lippert/Heilshorn & Associates
212-398-9680 x 142	212-838-3777
courtney@affectstrategies.com	ccapaccio@lhai.com

Arel Communications and Software’s Largest Shareholder, Clayton L. Mathile,
Commences Partial Cash Tender Offer

ATLANTA – May 24, 2004 – Arel Communications and Software (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, following on its announcement on May 13, 2004, announced that its largest shareholder, Clayton L. Mathile, a strategic growth investor based in Dayton, Ohio, commenced a partial tender offer on May 21, 2004 to purchase for cash 656,424 ordinary shares of Arel, or such greater number of shares that will represent 5% of the total voting rights of Arel’s outstanding ordinary shares as of the expiration of the offer, at the price of $4.75 per share, net, without interest, upon the terms and subject to the conditions of the offer. Mr. Mathile, former ceo, chairman and owner of the The Iams Company until its sale to Procter and Gamble in 1999, currently owns approximately 22.4% of Arel shares outstanding.

Arel’s co-Founder, Itzhak Gross, has agreed to tender all of his 842,619 shares to Mr. Mathile in the tender offer. Within 10 days following the tender offer, Mr. Mathile will purchase shares held by Mr. Gross not purchased in the tender offer at a price per share of $4.75. Following completion of the purchase of Mr. Gross’ shares of Arel, Mr. Gross will resign as Chairman of the Board of Directors of Arel. If shares representing more than 5% of the total voting rights of Arel’s outstanding as of the expiration of the offer are validly tendered, these will be purchased by Mr. Mathile on a pro rata basis. Following consummation of the offer, and assuming that none of Arel’s outstanding options are exercised, Mr. Mathile will beneficially own approximately 27.4% of Arel’s outstanding ordinary shares. In addition, Mr. Mathile’s holdings will increase to the extent Mr. Gross continues to hold shares following the consummation of the offer, up to a maximum of approximately 33.4% of Arel’s outstanding shares.

The complete terms and conditions of the tender offer are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed by Mr. Mathile on May 21, 2004 with the U.S. Securities and Exchange Commission

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. INVESTORS AND SHAREHOLDERS OF AREL ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF CLAYTON L. MATHILE, THE LETTER OF TRANSMITTAL AND RELATED TENDER OFFER MATERIALS AND TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER WHICH WILL BE FILED IN DUE COURSE BY AREL BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISIONS REGARDING TENDERING THEIR SHARES. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE ON THE SEC’S WEB SITE (http://www.sec.gov) AND AT NO CHARGE BY CONTACTING MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE TENDER OFFER, AT (212) 929-5500 OR TOLL FREE (800) 322-2885.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing PlatformTM (ICP) core software, the Arel SpotlightTM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause results to differ materially from these forward-looking statements include, but are not limited to, the satisfaction of the conditions to closing, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software’s filings with the Securities Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.